Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

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KIMBER INTERCEPTS 4.9 METRES OF 78.4 g/t GOLD AND 127.9 g/t SILVER BELOW CARMEN GOLD-SILVER DEPOSIT, MONTERDE PROJECT
Second high grade intercept, 100 metres below previous drilling and 100 metres south-east of the high grade intersection in previously reported hole MTRD-477

May 31, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the results of two new drill holes from its ongoing drill program at the Carmen deposit at its Monterde Project in Mexico. These holes were drilled with the objective of expanding and upgrading mineral resources potentially amenable to underground extraction (“Carmen Deep” target). Drill hole MTRD-476 was collared on section 30 and was designed to intersect the Carmen structure at a vertical depth of 425m below surface, in an area never previously tested by drilling. This hole intersected high grade mineralization averaging 78.4 g/t gold and 127.9 g/t silver over 4.9 metres, including 1.5 metres of 152.5 g/t gold and 282 g/t silver. This important new intercept is hosted within a semi-massive to massive-sulphide breccia between 565.5 and 570.4 metres down hole and is interpreted to correlate with the downward projection of the Carmen structure.

Assay results from holes MTRD-475 and 476 are tabulated below:

Drill hole	Section	From	To	Intercept*	Gold	Silver	Gold equivalent**
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTRD-475	41	38.0	48.0	10.0	0.2	55.3	1.1
and		273.0	276.0	3.0	1.3	1.4	1.4
MTRD-476	30	328.0	330.0	2.0	3.1	91.4	4.6
and		376.3	377.6	1.3	2.9	1.1	3.0
and		560.3	561.8	1.5	8.1	3.4	8.1
and		565.5	570.4	4.9	78.4	127.9	80.5
including***		565.5	566.6	1.1	11.1	15.8	11.4
including***		566.6	568.1	1.5	64.1	49.4	64.9
including***		568.1	569.6	1.5	152.5	282.0	157.2
including***		569.6	570.4	0.8	63.2	150.0	65.7

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.
*** Gold grade confirmed by 1kg screened fire assay.

“The latest intercept of 4.9 metres of 78.4 g/t gold and 127.9 g/t silver from hole MTRD-476 is an outstanding result and potentially very significant for the future of the Monterde project,” said Gordon Cummings, President and CEO of Kimber Resources. “This high grade gold-silver mineralization was intersected in the Carmen structure over 100 metres deeper than any prior drilling and the massive-sulphide breccia is indicative of a different and potentially significant style of mineralization,” he said. “The extremely high grade gold-silver intercept of hole MTRD-476 and results of previously reported hole MTRD-477 indicate potential for a significant expansion of high grade gold-silver mineral resources in Carmen Deep areas, below the existing mineral resources, in sulphide-rich veins. New drill holes are being planned to test the extent of this high grade gold-silver mineralization.” As previously reported on May 26, 2011, drill hole MTRD-477 had multiple intercepts, including 5.2 metres of 51.9 g/t gold plus 1,076.7 g/t silver, 2.0 metres of 25.2 g/t gold and 725 g/t silver, 0.9 metres of 44.5 g/t gold and 38.2 g/t silver and 1.2 metres of 28.2 g/t gold and 26.0 g/t silver.

Description of Mineralization

The mineralization intercepted between 565.5 and 570.4 metres down hole in hole MTRD-476 consists of coarse-grained sphalerite and galena associated with pyrite and silicification, with moderate hematite and limonite. The high grade sulphide zone in hole MTRD-476 is located approximately 100 metres below and 100 metres south-east of the massive-sulphide intersection in hole MTRD-477. Brecciated veins of massive-sulphide were observed in drill hole MTRD-477, however, the massive-sulphide breccia in hole MTRD-476 is a new style of mineralization for the Carmen deposit. Exploration is ongoing with further drilling planned on sections 30 and 31 designed to test the sulphide breccia along strike and down dip. The drill results from holes MTRD-476 and MTRD-477 demonstrate the excellent potential for high grade mineralization at depth at Carmen.

Sulphide-rich precious metals systems are an important source of gold production and include a number of operating mines across the world, including notable examples in Mexico and in Peru. In the Sierra Madre epithermal precious metal belt of northwest Mexico, high grade gold-silver mineralization has been encountered in several deposits and mines at the transition between the Upper and Lower Volcanic series and is commonly accompanied by increased base metal grades. This transition from the Upper to the Lower Volcanic series at Monterde lies below the existing Carmen underground workings, an area not previously tested by drilling. The results reported above are consistent with this pattern of vertical metal zoning and suggest potential for the definition of a zone of high grade gold-silver mineralization below the Carmen deposit, and initial exploration results to date clearly warrant additional drilling to evaluate this potential.

Images

A plan view of the location of the drill collars of each hole, a vertical section of hole MTRD-476 showing a selection of intercepts detailed in the table above and a photograph of the drill core from 566.35 metres to 570.05 metres down hole of MTRD-476 are available via the following links:

Plan View Map - http://files.newswire.ca/969/El_Carmen.gif
Vertical Section Showing Drill Hole MTRD-476 - http://files.newswire.ca/969/PR-MTRD-476.gif
Photograph of segments of Core from Drill Hole MTRD-476 - http://files.newswire.ca/969/mtrd-476-v2.bmp

Hole MTRD 475 intersected the Hilos structure at 273 metres to 276 metres down hole with 1.3 g/t gold and 1.4 g/t silver. The Carmen structure was intersected between 401 metres and 406 metres down hole with elevated levels of gold and silver but not with significant grade.

The drilling of the Carmen Deep targets utilizes a combination of reverse circulation drilling at the top of the hole and diamond drilling in the lower part of the hole to improve the quality of geologic information. All drill holes are surveyed for down-hole deviation. Additional drilling is underway in the Carmen Deep target area.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.